SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council			( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,101	0.0020	0.0012
ADR (*)	Preferred				306,746	0.1134	0.0497
Ações	Common				124,377	0.0359	0.0202
Ações	Preferred				710,015	0.2626	0.1151
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itau Corretora	Sell	27	300	143.00	42,900.00
			Total Sell		300	42,900.00
Shares	Preferred	Itau Corretora	Sell	13	15	166.00	2,490.00
Shares	Preferred	Itau Corretora	Sell	13	100	166.07	16,607.00
Shares	Preferred	Itau Corretora	Sell	13	2	166.41	332.82
			Total Sell		117	19,429.82
Final Balance
Securities/ Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7.101	0.0020	0.0012
ADR (*)	Preferred				306.746	0.1134	0.0497
Ações	Common				124.077	0.0358	0.0201
Ações	Preferred				709.898	0.2625	0.1151

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			314,902,449		90.8561	51.0387
Shares	Preferred			125,763,070		46.5111	20.3834
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			1,309		1.0488	0.6338
Transactions in the month
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Minutes	Buy (barter)	24	130,515	0.00	0.00
Shares	Common	Credit Suisse	Buy	26	200	141.00	28,200.00
Shares	Common	Credit Suisse	Buy	26	100	141.39	14,139.00
Shares	Common	Credit Suisse	Buy	26	100	141.40	14,140.00
Shares	Common	Credit Suisse	Buy	26	100	141.45	14,145.00
Shares	Common	Credit Suisse	Buy	26	100	141.49	14,149.00
Shares	Common	Credit Suisse	Buy	26	400	141.50	56,600.00
Shares	Common	Credit Suisse	Buy	26	240,200	142.00	34,108,400.00
			Total Buy		371,715		34,249,773.00
Shares	Preferred	Minutes	Buy (barter)	24	869,624	0.00	0.00
			Total Buy		869,624		0.00

Shares	Common	Minutes	Sell (barter)	24	90,000	0.00	0.00
			Total Sell		90,000		0.00
Shares	Preferred	Minutes	Sell (barter)	24	650,000	0.00	0.00
			Total Sell		650,000		0.00
Final Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			315,184,164		90.9374	51.0843
Shares	Preferred			125,982,694		46.5924	20.4190
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures			1,309		1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November  2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Final Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer